Exhibit 99.1

ZHEJIANG OULONG CULTURAL AND TOURISM INDUSTRY DEVELOPMENT CO., LTD

AUDITED FINANCIAL STATEMENTS

For the yearS ended September 30, 2024 and 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Zhejiang Oulong Cultural and Tourism Industry Development Co., Ltd

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Zhejiang Oulong Cultural and Tourism Industry Development Co., Ltd (the “Company”) as of September 30, 2024 and 2023, the related statements of operations and comprehensive (loss) income, changes in shareholders’ equity, and cash flows for the years ended September 30, 2024 and 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024 and 2023, and the results of its operations and its cash flows for each of the years ended September 30, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph - Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered losses from operations, has accumulated deficits and experience negative cash flows from operating activities. These factors raise substantial doubts about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in Note 3 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the United States federal securities laws. and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Assentsure PAC

Singapore

July 28 2025

PCAOB ID Number 6783

ZHEJIANG OULONG CULTURAL AND TOURISM INDUSTRY DEVELOPMENT CO., LTD

Balance Sheets

	September 30,	September 30,
	2024	2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$30,482	$1,326
Accounts receivable, net	-	7,477
Due from a related party	209,577	66,606
Prepayments and other current assets	62,090	7,487
TOTAL CURRENT ASSETS	302,149	82,896

NON-CURRENT ASSETS:
Property and equipment, net	1,484,960	991
Deferred tax assets	2,340	-
TOTAL NON-CURRENT ASSETS	1,487,300	991
TOTAL ASSETS	$1,789,449	$83,887

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$120,144	$73,810
Deferred revenue	-	4,412
Taxes payable	15	2,073
Loan payable	285,032	-
Accrued expenses and other liabilities	712	685
TOTAL CURRENT LIABILITIES	405,903	80,980

TOTAL LIABILITIES	405,903	80,980

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Share capital	1,415,228	1,415,228
Subscription receivables	-	(1,415,228)
(Accumulated deficit) retained earnings	(40,305)	3,007
Accumulated other comprehensive gain (loss)	8,623	(100)
TOTAL SHAREHOLDERS’ EQUITY	1,383,546	2,907
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,789,449	$83,887

The accompanying notes are an integral part of these financial statements.

ZHEJIANG OULONG CULTURAL AND TOURISM INDUSTRY DEVELOPMENT CO., LTD

statements of operations and comprehensive (LOSS) income

	For the years ended September 30,
	2024	2023
Revenues	$123,309	$166,889
Cost of revenues	109,307	130,105
Gross profit	14,002	36,784

Operating expenses:
Selling expenses	214	-
General and administrative expenses	51,129	33,520
Total operating expenses	51,343	33,520
(Loss) income from operations	(37,341)	3,264

Other expense:
Other expense, net	(8,251)	(164)
Total other expense, net	(8,251)	(164)

(Loss) income before income taxes	(45,592)	3,100

Income taxes (benefit) expense	(2,280)	90

Net (loss) income	(43,312)	3,010
Other comprehensive income (loss)
Foreign currency translation adjustment	8,723	(98)
Comprehensive (loss) income	$(34,589)	$2,912

The accompanying notes are an integral part of these financial statements.

ZHEJIANG OULONG CULTURAL AND TOURISM INDUSTRY DEVELOPMENT CO., LTD

statements of CHANGES IN SHAREHOLDERS’ EQUITY

	Share	Subscription	(Accumulated deficit) retained	Accumulated other comprehensive	Total Shareholders’ (deficit)
	capital	receivables	earnings	gain (loss)	equity
Balance at October 1, 2022	$1,415,228	$(1,415,228)	$(3)	$(2)	$(5)
Net income	-	-	3,010	-	3,010
Foreign currency translation adjustments	-	-	-	(98)	(98)
Balance at September 30, 2023	$1,415,228	$(1,415,228)	$3,007	$(100)	$2,907
Net loss	-	-	(43,312)	-	(43,312)
Capital contribution by a shareholder	-	1,415,228	-	-	1,415,228
Foreign currency translation adjustments	-	-	-	8,723	8,723
Balance at September 30, 2024	$1,415,228	$-	$(40,305)	$8,623	$1,383,546

The accompanying notes are an integral part of these financial statements.

ZHEJIANG OULONG CULTURAL AND TOURISM INDUSTRY DEVELOPMENT CO., LTD

statements of cash flows

	For the years ended September 30,
	2024	2023
Cash flows from operating activities:
Net (loss) income	$(43,312)	$3,010
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	72,437	55
Accrued interest	33	-
Deferred tax benefit	(2,280)	-
Allowance for credit losses	6,996	-
Changes in operating assets and liabilities:
Accounts receivable	576	154,647
Prepayments and other current assets	(52,898)	(7,487)
Accounts payable	42,280	(52,867)
Deferred revenue	(4,468)	4,412
Due from related party	(136,691)	(97,853)
Taxes payable	(2,083)	(2,304)
Accrued expenses and other liabilities	-	685
Net cash (used in) provided by operating activities	(119,410)	2,298

Cash flows from investing activity
Purchase of property and equipment	(1,517,913)	(1,046)
Net cash used in investing activity	(1,517,913)	(1,046)

Cash flows from financing activities:
Capital contribution by shareholders	1,415,228	-
Loan proceeds from third party	277,612	-
Net cash provided by financing activities	1,692,840	-

Effect of exchange rates changes on cash and cash equivalents	(26,361)	(106)
Net increase in cash and cash equivalents	29,156	1,146
Cash and cash equivalents, beginning of year	1,326	180
Cash and cash equivalents, end of year	$30,482	$1,326

Supplemental cash flow disclosures:
Cash paid for income tax	$-	$87

The accompanying notes are an integral part of these financial statements.

ZHEJIANG OULONG CULTURAL AND TOURISM INDUSTRY DEVELOPMENT CO., LTD

NOTES TO THE FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Zhejiang Oulong Cultural and Tourism Industry Development Co., Ltd (“Oulong” or the “Company"), formerly named as Kaiye (Wenzhou) Water Project Development Co., Ltd, was incorporated on July 2, 2020. The Company is engaged in waterfront tourism with online and offline operations, water sports development in the People's Republic of China (the “PRC”).

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules.

Uses of estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Areas where management uses subjective judgment include, but are not limited to revenue recognition, estimating the useful lives of long-lived assets, valuation assumptions in performing asset impairment tests of long-lived assets and allowance for credit losses. Actual results could differ from those estimates, and as such, differences may be material to the financial statements.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits placed with banks or other financial institutions which are unrestricted and immediately available for withdrawal and use and have original maturities less than three months.

Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, due from a related party, other current assets, accounts payable, loan payable, accrued expenses and other liabilities, approximates their recorded values due to their short-term maturities.

ZHEJIANG OULONG CULTURAL AND TOURISM INDUSTRY DEVELOPMENT CO., LTD

NOTES TO THE FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts receivable, net

Accounts receivables are recognized and carried at original invoiced amount less an estimated allowance for credit losses. In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Company adopted this guidance effective from October 1, 2022. The Company establishes a provision for credit losses based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive loss. Delinquent account balances are written-off against the allowance for credit losses after management has determined that the likelihood of collection is not probable. For the years ended September 30, 2024 and 2023, the Company recorded $7,182 and $nil additional allowance for credit loss against account receivable respectively. As of September 30, 2024 and 2023, the Company recorded $7,182 and $nil of allowance for credit loss respectively.

Prepayment and other current assets

Prepayment and other current assets primarily consist of advances to vendors for purchasing goods or services, receivable from property leasing and others. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. Other receivables are written off against the allowances only after exhaustive collection efforts. No provision for credit losses was recorded as of September 30, 2024 and 2023, respectively.

Property and equipment, net

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is provided in the amounts sufficient to depreciate the cost of the related assets over their estimated useful life using the straight-line method, as follows:

Estimated useful life
Office equipment	3 years
Buildings	20 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the statements of income and other comprehensive income in other income or expenses.

Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the years ended September 30, 2024 and 2023, respectively.

ZHEJIANG OULONG CULTURAL AND TOURISM INDUSTRY DEVELOPMENT CO., LTD

NOTES TO THE FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition

Revenue is the transaction price the Company expects to be entitled to in exchange for the promised goods or services in a contract in the common course of the Company’s activities and is recorded net of value-added tax (“VAT”). The Company applies ASU 2014-09, Revenue from Contracts with Customers —ASC  Topic 606 (“ASC 606”) for its revenue recognition for all periods presented. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Company applies the following steps:

●	Step 1: Identify the contract(s) with a customer;

●	Step 2: Identify the performance obligations in the contract;

●	Step 3: Determine the transaction price including variable consideration to the extent that it is probable that a significant future reversal will not occur;

●	Step 4: Allocate the transaction price to the respective performance obligations in the contract; and

●	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation;

The Company primarily generates revenue through sales of tourism and sport products and providing construction service. Revenue recognition policies for each type of revenue stream are as follows

(1) Revenue from product sales

Product sales revenue is generally recognized at the point in time when control is transferred to customers, which typically occurs upon delivery, in an amount that reflects the consideration the Company expects to be entitled to in exchange for the goods or services and is recorded net of value-added tax (“VAT”). Product sale contracts typically include a single performance obligation and there are no rights of return. The transaction price is based on the fixed contractual price with the customer. Revenue from product sales are recognized at point in time when control is transferred, which typically happens upon customer’s receipts of goods purchased with their signatures.

(2) Revenue from engineering construction

The Company’s revenues from engineering construction are normally under fixed-price contracts that may last from one to three months. These contracts require the Company to perform construction services including project planning, project design, installation of hardware and equipment and configuration based on customers’ specific needs, which requires significant customization. Upon completion, customer acceptance is generally required. The Company identifies a single performance obligation for the engineering construction contracts, which include a series of integrated services of project planning, project design, installation of hardware and equipment, and configuration. Revenue is recognized over the contract term using an input method under which the percentage of revenue to be recognized for a given project is measured by the estimates of the extent of progress towards project completion. Such contracts provide that the customer accept completion of progress to date and compensate the Company for services rendered, which may be measured in terms of costs incurred, units installed, or some other measure of progress. Application of the input method requires the use of estimates of costs to be incurred for the performance of the contract. Contract costs include all direct material costs, direct labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, and all costs associated with operation of equipment. The cost estimation process is based upon the professional knowledge and experience of the Company’s engineers, project managers and financial professionals. Management conducts periodic reviews to assess the contract’s schedule, performance, technical matters and estimated cost at completion. When changes in estimated contract costs are identified, such revisions may result in current period adjustments to operations applicable to performance in prior periods.

ZHEJIANG OULONG CULTURAL AND TOURISM INDUSTRY DEVELOPMENT CO., LTD

NOTES TO THE FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

Disaggregation of revenue

For the years ended September 30, 2024 and 2023, the disaggregation of revenue by major revenue stream is as follows:

	For the years ended September 30,
	2024	2023
Category of Revenue:
Product sales revenue recognized point in time	$50,314	$162,975
Engineering construction revenue recognized over time	72,995	3,914
Total	$123,309	$166,889

Contract liabilities

Contract liabilities are presented as deferred revenue in the balance sheets, which mainly represents payment received from customers in advance of completion of performance obligations under a contract. The balance of deferred revenue is recognized as revenue upon the completion of performance obligations. As of September 30, 2024 and 2023, the balance of deferred revenue amounted to $nil and $4,412, respectively. All of which have been recognized as revenue during the Company’s following fiscal year.

Cost of revenues

Cost of revenues includes the cost of materials and goods purchased, which primarily consists of direct material costs, personnel-related costs, purchasing costs and overhead associated.

Value added tax (“VAT”)

Revenue represents the invoiced value of goods and services, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of products sold or service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company in the PRC remain subject to examination by the tax authorities for five years from the date of filing.

Rental income

As a lessor, the Company leases its commercial property through the short-term lease arrangements (one year or less). Under these arrangements, in exchange for providing the commercial property, the Company earns fixed rental payment over the lease term. The lease is classified as an operating lease due to short term nature and the rental revenue is recognized over the lease term. The depreciation of the commercial cleaning robots is recorded as corresponding cost.

ZHEJIANG OULONG CULTURAL AND TOURISM INDUSTRY DEVELOPMENT CO., LTD

NOTES TO THE FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes

Current income taxes are provided on the basis of income/(loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the assets and liabilities method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the statement of operations and comprehensive loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more-likely-than-not that some portion of, or all of the deferred tax assets will not be realized

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on recognition of deferred tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Company’s uncertain tax positions and determining its provision for income taxes. The Company recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of operations and comprehensive income. The Company did not recognize any interest and penalties associated with uncertain tax positions for the years ended September 30,2024 and 2023. As of September 30, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions

Foreign currency translation

The functional currency of the Company is the local currency of the county in which it operates. The Company’s financial statements are reported using U.S. Dollars. The results of operations and the statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect on that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital contributions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component in accumulated other comprehensive income included in statements of changes in equity. Gains and losses from foreign currency transactions are included in the statement of income and comprehensive income.

Since the Company operates primarily in the PRC, the Company’s functional currency is the Chinese Yuan (“RMB”). The Company’s financial statements have been translated into the reporting currency of U.S. Dollars (“$”). The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in the translation.

The following table outlines the currency exchange rates that were used in creating the combined and financial statements in this report:

	For the years ended September 30,
	2024	2023
Period Ended RMB: USD exchange rate	$1=RMB7.0176	$1=RMB7.2960
Period Average RMB: USD exchange rate	$1=RMB7.2043	$1=RMB7.0533

ZHEJIANG OULONG CULTURAL AND TOURISM INDUSTRY DEVELOPMENT CO., LTD

NOTES TO THE FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Related parties

Related parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly, or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Statutory reserves

The Company is required to make appropriations to certain non-distributable reserve funds. In accordance with the Company Laws of the PRC, the Company registered as PRC domestic company must take appropriations from its after-tax profit as determined under the PRC GAAP to non-distributable reserve funds including a statutory surplus fund and a discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of after tax profits as determined under the PRC GAAP. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the Company. Appropriation to the discretionary surplus fund is made at the discretion of the Company. The use of the general reserve fund, statutory surplus fund and discretionary surplus fund are restricted to the off-setting of losses or increasing capital of the respective company. All these reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation. As of September 30, 2024 and 2023, no statutory reserves was made due to the Company has not generated any surplus.

Warranty

The Company generally provides standard warranties on its product sold or projects constructed. Standard warranties are considered to be assurance type warranties and are not accounted for as separate performance obligations. The Company accrues estimated future warranty costs and charges to cost of revenues in the period that the related revenue is recognized. These estimates are established based on historical warranty experience and any known or expected changes in warranty exposure, such as trends of product reliability and costs of repairing and replacing defective products. Management believes that the warranty accrual is appropriate; however, actual claims incurred could differ from the original estimates, requiring adjustments to the accrual.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

ZHEJIANG OULONG CULTURAL AND TOURISM INDUSTRY DEVELOPMENT CO., LTD

NOTES TO THE FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentrations of risks

(a) Concentration of customers and suppliers

For the year ended September 30, 2024, two customers accounted for 53.1% and 33.5% of the Company’s total revenue. Two customers accounted for 59.5% and 40.5% of the Company’s total accounts receivable as of September 30, 2024.

For the year ended September 30, 2023, three customers accounted for 51.1%, 16.2% and 11.2% of the Company’s total revenue. Two customers accounted for 55.0% and 37.4% of the Company’s total accounts receivable as of September 30, 2023.

For the year ended September 30, 2024, three vendors accounted for 31.7%, 23.5% and 22.9% of the Company’s total purchases. Two vendors accounted for 47.0%, and 46.5% of the Company’s accounts payable as of September 30, 2024.

For the year ended September 30, 2023, three vendors accounted for 33.2%, 22.3% and 15.5% of the Company’s total purchases. Two vendors accounted for 73.6%, and 26.4% of the Company’s accounts payable as of September 30, 2023.

(b) Concentration of credit risk

Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable, amount due from a related party and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of September 30, 2024 and 2023, the aggregate amount of cash of $30,474 and $1,318, respectively, was held at major financial institutions in the PRC, where there is a RMB500,000 deposit insurance limit for a legal entity’s aggregated balance at each bank. To limit the exposure to credit risk relating to deposits, the Company primarily places cash and cash equivalents with reputable financial institutions and performs ongoing credit evaluation on a timely manner. The Company conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Company establishes an accounting policy to provide for allowance for credit losses based on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

(c) Foreign currency risk

The Company’s transactions are denominated in RMB and assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect the Company’s financial results reported in the U.S. dollar terms without giving effect to any underlying changes in the Company’s business or results of operations. Currently, the Company’s assets, liabilities, revenues and costs are denominated in RMB. To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

ZHEJIANG OULONG CULTURAL AND TOURISM INDUSTRY DEVELOPMENT CO., LTD

NOTES TO THE FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Risks and uncertainties

The Company has operations in China. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. The Company believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to regional wars, geopolitical tensions, natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could potentially and significantly disrupt the Company’s operations.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows—Overall, 250-10 Accounting Changes and Error Corrections—Overall, 260-10 Earnings Per Share—Overall, 270-10 Interim Reporting—Overall, 440-10 Commitments—Overall, 470-10 Debt—Overall, 505-10 Equity—Overall, 815-10 Derivatives and Hedging—Overall, 860-30 Transfers and Servicing—Secured Borrowing and Collateral, 932-235 Extractive Activities—Oil and Gas—Notes to Financial Statements, 946-20 Financial Services—Investment Companies—Investment Company Activities, and 974-10 Real Estate—Real Estate Investment Trusts—Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all entities, the amendments will be effective two years later from the date of the SEC’s removal. On November 27, 2023, the FASB issued ASU 2023-07. The amendments improve reportable segment disclosure requirements. Main provisions include: (1) significant segment expenses—public entities are required to disclose significant segment expenses by reportable segment by reportable segment if they are regularly provided to the CODM and included in each reported measure of segment profit or loss; (2) other segment items—public entities are required to disclose other segment items by reportable segment. Such a disclosure would constitute the difference between deferred revenues less the significant expenses (disclosed) less reported segment profit or loss; (3) multiple measures of a segment’s profit or loss—public entities may disclose more than one measure of segment profit or loss used by the CODM, provided that at least one of the reported measures includes the segment profit or loss measure that is most consistent with GAAP measurement principles; (4) CODM-related disclosures—disclosure of the CODM’s title and position is required on an annual basis, as well as an explanation of how the CODM uses the reported measure(s); (5) entities with a single reportable segment—public entities must apply all of the ASU’s disclosure requirements, as well as all existing segment disclosure and reconciliation requirements in ASC 280; (6) recasting of prior-period segment information—recasting is required if segment information regularly provided to the CODM is changed in a manner that causes the identification of significant segment expenses to change. The amendments in ASU 2023-07 are effective for all public entities for fiscal years beginning after December 15, 2023. Early adoption is permitted. A public entity should apply the amendments in this update retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

ZHEJIANG OULONG CULTURAL AND TOURISM INDUSTRY DEVELOPMENT CO., LTD

NOTES TO THE FINANCIAL STATEMENTS

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2024, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is also permitted. This ASU will result in additional required disclosures when adopted, where applicable.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2025. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. Once adopted, this ASU will result in additional disclosures.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements – Amendments to Remove References to the Concept Statements” (“ASU 2024-02”). ASU 2024-02 contains amendments to the FASB Accounting Standards Codification that remove references to various FASB Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior Statements to provide guidance in certain topical areas. ASU 2024-02 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the potential impact of adopting this guidance on Financial Statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s balance sheets, statements of operation and comprehensive income and statements of cash flows.

Note 3 — LIQUIDITY AND GOING CONCERN

In assessing its liquidity and the significant doubt about its ability to continue as a going concern, the Company monitors and analyzes the cash on hand, its ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. For the year ended September 30, 2024, the Company had net loss of $43,312 and net cash used in operating activities of $119,410 . As of September 30, 2024, the Company had negative working capital of $103,754. These factors raised substantial doubt about the Company’s ability to continue as a going concern.

The Company monitors and analyzes its cash and cash equivalent, future revenue-generating capabilities, and operating and capital expenditure commitments. Historically, the Company has primarily funded its working capital needs through operations, property rental income, and shareholder advances. It plans to continue relying on these sources in the near term to maintain sufficient working capital. Currently, the Company holds certain properties that generate annual contractual rental income of approximately $51,300 (RMB360,000). Management believes that existing cash reserves and projected cash flows will be adequate to meet the Company’s anticipated cash needs for at least the next 12 months from the date of this report. However, should there be changes in business conditions, strategic opportunities, or other developments, additional cash resources may be required. In such circumstances, the Company may consider raising funds through debt or equity financing or securing a credit facility.

ZHEJIANG OULONG CULTURAL AND TOURISM INDUSTRY DEVELOPMENT CO., LTD

NOTES TO THE FINANCIAL STATEMENTS

Note 4 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	September 30, 2024	September 30, 2023
Accounts receivable	$7,182	$7,477
Less: allowance for credit losses	(7,182)	-
Accounts receivable, net	$-	$7,477

Movement of provision for account receivable’s allowance for credit losses

	September 30, 2024	September 30, 2023
Beginning balance	$-	$-
Provision	6,996	-
Foreign exchange translation effect	186	-
Ending balance	$7,182	$-

Note 5 — PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets, net consisted of the following:

	September 30, 2024	September 30, 2023
Advance to employees	$-	$3,714
Prepaid VAT	23,615	-
Rental receivable	38,475	-
Others	-	3,773
Prepayment and other current assets	$62,090	$7,487

Note 6 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	September 30, 2024	September 30, 2023
Office equipment	$1,086	$1,046
Building	1,558,296	-
Subtotal	1,559,382	1,046
Less: accumulated depreciation	(74,422)	(55)
Property and equipment, net	$1,484,960	$991

Depreciation expenses for the years ended September 30, 2024 and 2023 amounted to $72,437 and $55, respectively.

Note 7 — LOAN PAYABLE

On September 9, 2024, the Company borrowed unsecured working capital loan of $284,998 from a third party with 0.2% interest rate per annum and maturity on December 31, 2024. As of September 30, 2024, the total principal and interest balance was $285,032. This loan has been fully repaid as of December 31, 2024.

ZHEJIANG OULONG CULTURAL AND TOURISM INDUSTRY DEVELOPMENT CO., LTD

NOTES TO THE FINANCIAL STATEMENTS

Note 8 — RELATED Y BALANCES AND TRANSACTIONS

Due from a related party

Due from a related party amounted to $209,577 and $66,606 as of September 30, 2024 and 2023, respectively, representing the balance of funds advanced to Dongfang Zhao, the shareholder of the Company, for immediate business and travel advance on behalf of the Company. The balance has been collected as of January 24, 2025, subsequently.

Note 9 — TAXES

(a) Corporate Income Taxes (“CIT”)

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. The Company is subject to statutory 25% income tax rate.

The PRC tax system is subject to substantial uncertainties. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Company to substantial PRC taxes in the future.

i)	The components of the income tax provision are as follows:

	For the years ended September 30,
	2024	2023
Current income tax	$-	$90
Deferred income tax	(2,280)	-
Total income taxes (benefit)/expense	$(2,280)	$90

ii)	The following table reconciles PRC statutory rates to the Company’s effective tax rate:

	For the years ended September 30,
	2024	2023
(Benefit) income expense computed based on PRC statutory rate	$(11,398)	$775
Non-deductible (non-taxable) items and others	9,118	(685)
Income taxes (benefit)	$(2,280)	$90

iii)	The following table summarizes deferred tax assets resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	September 30, 2024	September 30, 2023
Deferred tax assets:
Net operating loss carry-forward	$1,981	$-
Allowance for credit losses	359	-
Total deferred tax assets	$2,340	$-

ZHEJIANG OULONG CULTURAL AND TOURISM INDUSTRY DEVELOPMENT CO., LTD

NOTES TO THE FINANCIAL STATEMENTS

Note 9 — TAXES (CONTINUED)

(b) Taxes payable

Taxes payable consists of the following:

	September 30, 2024	September 30, 2023
Value-added tax payable	$-	$2,073
Other taxes payable	15	-
Total taxes payable	$15	$2,073

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. As of September 30, 2024, the tax years ended December 31, 2019 through December 31, 2023 for the Company remain open for statutory examination by PRC tax authorities.

Note 10 — SHAREHOLDERS’ EQUITY

Share Capital

The Company was incorporated under the laws of the People's Republic of China on July 2, 2020, and 1,415,228 ordinary shares were issued on the same date.

Subscription Receivables

In connection with the issuance of 1,415,228 ordinary shares on July 2, 2020, the Company received total proceeds of $1,415,228 from shareholders by December 15, 2023.

Note 11 — COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of September 30, 2024, the Company has no material outstanding litigations.

Note 12 — SUBSEQUENT EVENTS

On April 10, 2023, the shareholders of the Company entered into a Share Purchase Agreement (“SPA”) with Wenzhou Lilong Network Technology Co., Ltd. (formerly named as Wenzhou Lilong Logistics Services Co., Ltd. “Lilong Technology”). According to the terms of the SPA, Lilong Technology will acquire a 100% equity interest in the Company from its shareholders. The transaction was completed on July 22, 2025